Via Facsimile and U.S. Mail
Mail Stop 03-09


May 26, 2005


Dr. Ben J. Lipps
Chief Executive Officer
95 Hayden Avenue
Lexington, MA 02420

Re:	Fresenius Medical Care Corporation
	Form 20-F for the fiscal year ended December 31, 2004
	File No. 1-14444

Dear Dr. Lipps:

      We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
In some of our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please amend your Form 20-F for the year ended December 31, 2004 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your response to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the fiscal year ended December 31, 2004

Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Allowance for Doubtful Accounts, page 35

1. Please consider expanding your disclosures regarding Accounts Receivable and Allowance for Doubtful Accounts to include the following:
a) State if your billing system generates contractual adjustments based on fee schedules for the patient`s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
b) Disclose your policy for collecting co-payments.
c) State if you use specific identification for account write-offs of accounts receivable
d) For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
e) Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
f) Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification
(i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
g) If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

B. Liquidity and Capital Resources
Liquidity, page 48

2. State the steps you take in collecting accounts receivable.
Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

3. Disclose the day`s sales outstanding for each period presented. Disclose the reasons for significant changes from the prior period.

Results of Operations, page 39

4. We noted your presentation of EBITDA in your discussion of the results of operations and your disclosures in Note 19 to the financial statements.
a) Please move your discussion of EBITDA in Management`s
Discussion
and Analysis to an "other data" section as to not give undue prominence to this non-GAAP measure as it appears it is not an operating measure. Please consider revising the presentation to comply with Item 10(e) of Regulation S-K, including the appropriate reconciliation to a non-operating performance measure.  In
addition,
please note the guidance in the Frequently Asked Questions
Regarding
the Use of Non-GAAP Financial Measures found on our website at www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm, specifically questions 8 and 12.
b) It does not appear that your inclusion in Note 19 to the
financial
statements complies with Item 10(e) of Regulation S-K. It appears that your segment measure is operating income, and that EBITDA is considered supplemental information which is presented as a liquidity measure.
*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at 202-551-
3627
or Mary Mast, Review Accountant, at 202-551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 942-1803.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
??

??

??

??

Dr. Ben J. Lipps
Fresenius Medical Care Corporation
Page 4